Exhibit 99.1
Mynd.ai Regains Compliance with NYSE American Filing Requirements Following Submission of Annual Report on Form 20-F

Alpharetta, G.A., May 29, 2026 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced that it has successfully filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”) and has received confirmation from the NYSE American LLC (“NYSE American”) that it has regained compliance with the continued listing requirements of the NYSE American.
As previously disclosed, on May 18, 2026, the Company received a notice (the “Notice”) from NYSE Regulation indicating that it was not in compliance with NYSE American’s continued listing standards due to its inability to file the Form 20-F by the prescribed deadline of May 15, 2026. The Notice was issued under Section 1007 of the NYSE American Company Guide, which relates to timely filings with the SEC.
With the filing of the Form 20-F completed today, the Company has cured the deficiency within the applicable compliance period and the matter is now considered resolved. The Company’s American Depositary Shares will continue to trade on the NYSE American without interruption.
About Mynd.ai, Inc.
Alpharetta-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
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